Get Jobzz

Entertainment Software Technology Fundraising Crowdfunding

A platform where you can meet mentors and they can help you get your dream jobs

GETJOBZZ.COM OSHKOSH WISCONSIN


GETJOBZZ



Our founders and people they know have worked in several professions, such as engineering (civil, environmental, computer science), scientists, managers, entrepreneurs, dentists, lawyers, teachers, etc.. They are really successful in their fields, we decided to make a platform where we can help other people to get to their dream Jobs.

Harsh Vardhan Singh Co-founder and CEO @ Get Jobzz

Why you may want to support us...

1. We have potential to connect billions of people and tap into $200B job market.
2. Subscriptions is one of our potential stream of revenues and we already have 700 registered users.
3. We are among .01% of 200M websites in the US. That shows our potential of revenue from advertisement
4. Free Unlimited access to our content as an investor and help you with your job-related problems.
5. Opportunity to make passive income by posting your videos and mentoring by sharing your experiences.
6. We are open to partnering with bigger companies in similar areas to grow together.
7. We plan to launch our app soon!

Why investors ❤ us

WE'VE RAISED $10,000 SINCE OUR FOUNDING



I am deeply inspired by the idea Harsh has portrayed through this start-up. He is a learned individual with proven track record in his professional career. I wish him best of luck for his future endeavours.

Satyapal Singh ☆

A Civil Engineering Professional with over 40 yrs of exp. in Water Supply & Sewerage Projects. A Retd. Chief Engineer from Govt Services.



Harsh is a self motivated entrepreneur with proven track record. He is successfully operating another business along with this new initiative. I wish him best of luck with a small contribution from my end.

Jayvardhan Singh ☆

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Harsh Vardhan Singh

Co-founder and CEO

Founded another successful startup; Data Scientist with 7 years of experience, Ph.D. in Engineering, several years of experience in programming. Entrepreneurial spirit.

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Archita Manral

Co-founder and Board of Director

Currently pursuing MBA healthcare. Have done my master's in hospital management and I am also a dental surgeon. Worked for various projects in leading hospitals in India.

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Dr Ravi Raj Singh Manral

Co-Founder and COO

Professionally, I am a dental surgeon and also a happy commodity trader.



Jayvardhan Singh

Co-Founder and Board of director

A certified supply chain professional with an experience of over 9 years working for multiple fortune 500 companies. Also, ran a restaurant business for a few years before selling for a good profit.

Downloads

20200401 Rev Share Calculator Get Jobzz.pdf

Story

We started our platform in 2019 and even though it has been a short period of time, we have grown immensely.

Why did we start

We all have dreams and goals that we set for ourselves, but so often we give up on those dreams because they begin to feel unattainable. Life happens and we keep pushing our goals further and further away until we give up. Often times that happens for the idea of a more secure future. Sometimes it happens because we have set ourselves on a path, especially through our education and the jobs we start out in after. Wouldn't it be great if we could keep some of that security while still working toward our dreams?

We created this platform to help transform your dreams into a reality. Through us, you can meet people who have similar goals to your own, you can connect with people who have achieved those dreams. You can listen to their experiences, find out which things lead to success, which led to starting over, and everything in between. Our team is here to help you reach your goals.

We have grown a lot over the last year and have learned so much, Our whole team and community want to pass our knowledge onto you, and we will do this not only by connecting you with like minded individuals but also by helping to build your resume and cover letter, and assist in your job search.

With the funds that we raise from Wefunder we will develop further original content, hire new team members, invest in advertising, improve the structure and form of our website and develop an app.



GetJobzz
Solution to All Job Queries
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Where we started, and where we are

When we registered our website in June of 2019, our website's global ranking was 8,145,120 and in just one year we have reached 229,095 among billions of websites. Our US ranking is 29,567 (top 0.01% of websites in US).

We are continuously adding more original content to our website and adding more experienced professionals every day. But we are just getting started!

We kept on going

We keep adding more and more team members who believe in us. You can also connect with us and make your dreams come true and help others to reach their full potential.

Thank you so much for choosing us. Let's get started!


GETJOBZ

Investor Q&A

— COLLAPSE ALL

What does your company do?

If you want to be an astronaut, engineer, doctor, or get into any other profession wouldn't it be great if you could hear from someone who already does that and can tell you how they got the job, and what their day-to-day experience with it is? Our platform gives people an opportunity to guide each other in finding their potential. We can all be mentors and students at the same time by sharing our experiences.

Where will your company be in 5 years?

In 5 years, we hope to connect millions of people around the world as users and mentors, to have generated hundreds of videos of different people sharing their unique experiences on our platform, and finally, to develop partnerships with companies working in similar areas. At this point, we also hope to be in a position to go public. These are forward looking projections and cannot be guaranteed.

Why did you choose this idea?

Our founders and people they know have worked in several professions, such as engineering (civil, environmental, computer science), scientists, managers, entrepreneurs, dentists, lawyers, teachers, etc.. They are really successful in their fields, we decided to make a platform where we can help other people to get to their dream Jobs.

How far along are you? What's your biggest obstacle?

We are among 0.01 % of 200 million websites in the US. Our current Alexa ranking is 27,601. We already have a team of dedicated people who work in developing original content. Also, we have a great network of professionals that can be mentors to people around the world.

Our biggest obstacle is the initial marketing budget that can help us improve our presence in the market compared to other competitors in the same segment.

Who competes with you? What do you understand that they don't?

There are other bigger companies like Indeed, LinkedIn, etc. We understand that everyone is different and in order for them to get into any profession, they will require unique training (behavioral and technical). Our team of mentors can work with people individually to achieve their desired goals.

They will customize everything such as Resume, cover letter, and interview coaching to help our users succeed.

How will you make money?

Mentor calls: we will organize mentor calls between our users and the experienced professionals for a certain fee.

Our second revenue stream is through customizing resumes and cover letters.

Our third revenue stream is through monthly subscription: we already have 700 registered users and we are constantly adding more every day.

Our fourth revenue stream is through advertisements from our blogs and videos – our team is dedicated to generating original content every day.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risks are our competitors such as Indeed, Glassdoor, etc.